Nabors Industries, Inc.

515 West Greens Road, Suite 1200

Houston, Texas 77067

Nabors Industries Ltd.

Crown House

Second Floor

4 Par-La-Ville Road

Hamilton, Bermuda HMO8

May 21, 2014

Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attention: Ms. Angie Kim

Re: Nabors Industries, Inc. and Nabors Industries Ltd. Registration Statement on Form S-4 (File No. 333-194646)

Dear Ms. Kim:

Reference is made to the Registration Statement on Form S-4 (No. 333-194646) of Nabors Industries, Inc., a Delaware corporation (the “Company”), and the additional registrant named therein (together with the Company, the “Registrants”) initially filed with the Securities and Exchange Commission (the “Commission”) on March 18, 2014, as amended by Amendment No. 1 dated May 9, 2014 (as amended, the “Registration Statement”).

Pursuant to Rule 461 under the Securities Act of 1933, as amended, the Registrants hereby request that the effective date of the above-referenced Registration Statement be accelerated so that the Registration Statement may become effective at 5:00 p.m. Eastern Time on May 22, 2014, or as soon as practicable thereafter.

Each of the Registrants acknowledges that:

•                  should the Commission or the staff of the Commission, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•                  the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrants from their full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•                  the Registrants may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

[Signature page follows]

Very truly yours,

Nabors Industries, Inc.

By:	/s/ Laura W. Doerre
Name:	Laura W. Doerre
Title:	Vice President and General Counsel